Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 20 votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing two of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol JD.

JD.com, Inc.

京東集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9618)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The attached Notice of Annual General Meeting issued by JD.com, Inc. (the “Company”) serves as the notice of Annual General Meeting required under Rule 13.71 of the Hong Kong Listing Rules and the circular required under Rule 13.73 of the Hong Kong Listing Rules. This notice is also available for viewing on the Company’s website at https://ir.jd.com.

The Annual General Meeting will be held at Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing, People’s Republic of China on June 21, 2023 at 3:00 p.m. (Hong Kong time), for the following purposes:

1.

as a special resolution, THAT the Company’s Second Amended and Restated Memorandum of Association and Articles of Association (the “Current M&AA”) be amended and restated by their deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum of Association and Articles of Association in the form as attached hereto as Exhibit B (the “Amended M&AA”) for the purposes of, among others, (i) bringing the Current M&AA in line with applicable amendments made to Appendix 3 to Hong Kong Listing Rules; and (ii) making other consequential and housekeeping changes in conjunction with the proposed adoption of the Amended M&AA.

By Order of the Board of Directors JD.com, Inc. Mr. Richard Qiangdong Liu Chairman of the Board of Directors

Beijing, China, May 22, 2023

As at the date of this announcement, our board of directors comprises Mr. Richard Qiangdong LIU as the chairman, Ms. Sandy Ran XU as the executive director, Ms. Caroline SCHEUFELE, Ms. Carol Yun Yau LI, Mr. Ming HUANG, Mr. Louis T. HSIEH, and Mr. Dingbo XU as the independent directors.

JD.com, Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: JD and HKEX: 9618)

Notice of Annual General Meeting

to be held on June 21, 2023

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of JD.com, Inc. (the “Company”) will be held at Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing, People’s Republic of China on June 21, 2023 at 3:00 p.m. (Hong Kong time), for the purposes to consider and, if thought fit, pass the following resolution:

1.

as a special resolution, THAT the Company’s Second Amended and Restated Memorandum of Association and Articles of Association (the “Current M&AA”) be amended and restated by their deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum of Association and Articles of Association in the form as attached hereto as Exhibit B (the “Amended M&AA”) for the purposes of, among others, (i) bringing the Current M&AA in line with applicable amendments made to Appendix 3 to Hong Kong Listing Rules; and (ii) making other consequential and housekeeping changes in conjunction with the proposed adoption of the Amended M&AA.

For additional information on certain waivers obtained by the Company and compliance in relation to the requirements under Appendix 3 to the Hong Kong Listing Rules, please see Exhibit A attached hereto.

SHARES RECORD DATE AND ADS RECORD DATE

The Board of Directors of the Company has fixed the close of business on May 19, 2023, Hong Kong time, as the record date (the “Shares Record Date”) of our Class A ordinary shares with a par value of US$0.00002 each (the “Class A Ordinary Shares”) and Class B ordinary shares with a par value of US$0.00002 each (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Shares”). Holders of record of the Company’s Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on May 19, 2023, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Shares as of the Shares Record Date are entitled to attend and vote at the AGM. Please note that holders of ADSs are not entitled to attend the AGM. Any ADS holder who appears at the venue of the AGM will not be allowed to attend the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), which are incorporated by reference into and as a part of this notice, and also the proxy statement for further details and instructions. The proxy statement and the proxy form are also available for viewing on our website at https://ir.jd.com.

Holders of record of the Company’s Shares on the Company’s Register of Members as of the Shares Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date and return the proxy form to the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 3:00 p.m., Hong Kong time, on June 19, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on June 12, 2023 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

ANNUAL REPORT

You may obtain an electronic copy of the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”), free of charge, from the Company’s website at https://ir.jd.com or the SEC’s website at www.sec.gov. You may obtain an electronic copy of the Company’s annual report filed with the HKEX, free of charge, from the Company’s website at https://ir.jd.com or the HKEX’s website at www.hkexnews.hk.

By Order of the Board of Directors, JD.com, Inc.

/s/Richard Qiangdong Liu
Richard Qiangdong Liu
Chairman of the Board

Executive Office:	Registered Office:
Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing People’s Republic of China	Maples Corporate Services Limited PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Beijing, May 22, 2023

Exhibit A

Additional information on certain waivers obtained by the Company and compliance in relation to the requirements under Appendix 3 to the Hong Kong Listing Rules

Waiver from strict compliance with paragraph 4(2) of Appendix 3 to the Hong Kong Listing Rules

Paragraph 4(2) of Appendix 3 to the Hong Kong Listing Rules requires that any person appointed by the directors to fill a casual vacancy on or as an addition to the board shall hold office only until the first annual general meeting of the issuer after his appointment, and shall then be eligible for re- election (the “Paragraph 4(2) of Appendix 3”). In the note of paragraph 4(2) of Appendix 3 to the Hong Kong Listing Rules, it is provided that “in respect of Grandfathered Greater China Issuers and Non-Greater China Issuers that are permitted to have a WVR structure that does not comply with Chapter 8A of these Exchange Listing Rules, the Exchange will consider the applicability of this requirement on a case-by-case basis based on the circumstances of each individual case.”

The Company is a Grandfathered Greater China Issuer with a WVR structure that does not have to comply with the certain requirements under Chapter 8A of the Hong Kong Listing Rules (“Non- Chapter 8A Compliant WVR Structure”) pursuant to the then Rule 19C.12 of the Hong Kong Listing Rules, such that the Company can maintain the existing WVR structure and only follow the disclosure requirements without complying with other safeguards under Chapter 8A of the Hong Kong Listing Rules. The Company was secondary listed on the Hong Kong Stock Exchange in June 2020, before the introduction of the core shareholder protection standards in the current Appendix 3 to the Hong Kong Listing Rules.

Since the WVR Beneficiary’s power to appoint directors is an integral part of the Company’s WVR structure, this has been reflected in the arrangement as set out in Article 90(e) of the Current M&AA (“Article 90(e)”), which provided that the affirmative vote of the founder (i.e. the Company’s WVR Beneficiary) is necessary for the board to appoint any person to be a director to fill a casual vacancy arising from the resignation of a former director or as an addition to the existing board. Article 90(e) does not comply with Paragraph 4(2) of Appendix 3, as a new director appointed under Article 90(e) can hold office beyond the first annual general meeting of the Company after his appointment. The Company has applied to the Hong Kong Stock Exchange for a waiver from strict compliance with Paragraph 4(2) of Appendix 3 and the waiver has been granted by the Hong Kong Stock Exchange on the basis that: (i) the adoption of Paragraph 4(2) of Appendix 3 would contradict the spirit of grandfathering the Non-Chapter 8A Compliant WVR Structure of a Grandfathered Greater China Issuer, and (ii) Article 90(e) forms an integral part of the Company’s WVR Structure, which is a ground of granting the wavier as codified in Paragraph 4(2) of Appendix 3.

Waiver from strict compliance with paragraph 17 of Appendix 3 to the Hong Kong Listing Rules

Paragraph 17 of Appendix 3 to the Hong Kong Listing Rules requires that the appointment, removal and remuneration of auditors must be approved by a majority of the issuer’s members or other body that is independent of the board of directors. Such rule is equivalent to the then rule 19C.07(3) of the Hong Kong Listing Rules (repealed after December 31, 2021).

At the time of listing, the Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from the strict compliance with rule 19C.07(3) of the Hong Kong Listing Rules on the conditions that, among others, the board of directors of the Company has delegated the power to appoint, remove and remunerate the auditors to the audit committee to the board, being an independent body of the board on the basis of the independent requirements as set out in applicable U.S. laws and the Nasdaq rules, and which comprises three members, all of whom are independent directors as required by the U.S. Exchange Act and applicable Nasdaq rules. Such waiver will continue to apply to the Company after paragraph 17 of Appendix 3 to the Hong Kong Listing Rules has come into effect.

Compliance in relation to paragraphs 15, 16 and 21 of Appendix 3 to the Hong Kong Listing Rules

Paragraph 15 of Appendix 3 to the Hong Kong Listing Rules requires that a super-majority vote of the issuer’s members of the class to which the rights are attached shall be required to approve a change to those rights. Paragraph 16 of Appendix 3 to the Hong Kong Listing Rules requires that a super-majority vote of the issuer’s members in a general meeting shall be required to approve changes to an issuer’s constitutional documents, however framed. Paragraph 21 of Appendix 3 to the Hong Kong Listing Rules requires that super-majority vote of the issuer’s members in a general meeting shall be required to approve a voluntary winding up of an issuer.

Note 1 of paragraph 15 of Appendix 3 to the Hong Kong Listing Rules provides that a “super- majority vote” means at least three-fourths of the voting rights of the members holding shares in that class present and voting in person or by proxy at a separate general meeting of members of the class where the quorum for such meeting shall be holders of at least one third of the issued shares of the class. Note 1 of each of paragraphs 16 and 21 of Appendix 3 to the Hong Kong Listing Rules provides that a “super-majority vote” means at least three-fourths of the total voting rights of the members present and voting in person or by proxy at the general meeting.

Pursuant to the consultation paper of the Hong Kong Stock Exchange for the listing regime for overseas issuers issued in March 2021, the Hong Kong Stock Exchange stated that it does not intend to impose a higher threshold on existing issuers currently subject to the key shareholder protection standards under the “Joint policy statement regarding the listing of overseas companies” published jointly by the Hong Kong Stock Exchange and the Securities and Futures Commission (the “JPM Standards”). Such JPM Standards define a “super-majority vote” as a “two-third majority”. The Hong Kong Stock Exchange also stated that these issuers will be considered to be in compliance with the core protection standards in the current Appendix 3 to the Hong Kong Listing Rules if they complied with the requirements that were applicable to them in this regard at listing, and the Hong Kong Stock Exchange does not expect such existing listed issuers to be required to make amendments to their constitutional documents to comply with this standard.

As the Company has complied with the requirements that were applicable to the Company at its secondary listing, in which “super-majority” is defined as “majority of not less than two-thirds” in the Current M&AA, according to the said consultation paper and as confirmed by the Hong Kong Stock Exchange, the Company is considered to be in compliance with the core protection standards under Appendix 3 to the Hong Kong Listing Rules and is not required to make amendments to its constitutional documents in accordance with paragraphs 15, 16 and 21 of Appendix 3 to the Hong Kong Listing Rules.

Exhibit B

Third Amended and Restated Memorandum of Association and Articles of Association

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~SECOND~~THIRD AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

JD.com, Inc.

京 东 集 团 股 份 有 限 公 司

(Adopted by special resolution passed on ~~June 23, 2021~~[•] 2023)

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~SECOND~~THIRD AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

JD.com, Inc.

京 东 集 团 股 份 有 限 公 司

(Adopted by special resolution passed on ~~June 23, 2021~~[•] 2023)

1.	The name of the Company is JD.com, Inc. 京东集团股份有限公司.

2.

The Registered Office of the Company will be situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Shareholder of the Company is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7.

The authorised share capital of the Company is US$2,000,000 divided into 99,000,000,000 class A ordinary shares of a nominal or par value of US$0.00002 each and 1,000,000,000 class B ordinary shares of a nominal or par value of US$0.00002 each, provided always that subject to the Companies Act and the Articles of Association the Company shall have power to redeem or purchase any of its Shares and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company has the power to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9.	Capitalized terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~SECOND~~THIRD AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

JD.com, Inc.

京 东 集 团 股 份 有 限 公 司

(Adopted by special resolution passed on ~~June 23, 2021~~[•] 2023)

TABLE A

The Regulations contained or incorporated in Table ‘A’ in the First Schedule of the Law shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“ADS”	means an American Depositary Share representing Class A Ordinary Shares;

“Affiliate”	means in respect of a person or entity, any other person or entity that, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such person or entity, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, a trust solely for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly owned by one or more of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of securities possessing more than fifty percent (50%) of the voting power of the corporation, or the partnership or other entity (other than, in the case of corporation, securities having such power only by reason of the happening of a contingency not within the reasonable control of such partnership, corporation, natural person or entity), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

“Articles”	means these articles of association of the Company, as amended or substituted from time to time;

“Board” and “Board of Directors” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;

“Chairman”	means the chairman of the Board of Directors;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Class A Ordinary Share”	an Ordinary Share of a par value of US$0.00002 in the capital of the Company, designated as a Class A Ordinary Shares and having the rights provided for in these Articles;

“Class B Ordinary Share”	an Ordinary Share of a par value of US$0.00002 in the capital of the Company, designated as a Class B Ordinary Share and having the rights provided for in these Articles;

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Communication Facilities”	shall mean video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communication, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other;

“Company”	means JD.com, Inc. 京东集团股份有 限公司, a Cayman Islands exempted company;

“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Company’s Website”	means the main corporate and investors relations website of the Company, the address or domain name of which has been notified to Shareholders;

“Designated Stock Exchange”	means the New York Stock Exchange or NASDAQ in the United States or any other stock exchange on which the ADSs are listed for trading;

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on the Designated Stock Exchange;

“Dual-Class Approval”	means approval by holders of a majority of the total issued and outstanding Class A Ordinary Shares (exclusive of the Management Shareholders) as well as holders of a majority of the aggregate voting power of the Company;

“electronic”	means the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Independent Director”	means a director who is an independent director as defined in the Designated Stock Exchange Rules;

“Law”	means the Companies Act and every other law and regulation of the Cayman Islands for the time being in force concerning companies and affecting the Company;

“Management Shareholders”	means the Founder, Max Smart Limited, Fortune Rising Holdings Limited and any of their Affiliates;

“Memorandum”	means the memorandum of association of the Company, as amended or substituted from time to time;

“Month”	means calendar month;

“Ordinary Resolution”

means a resolution:

(a)   passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company; or

(b)   approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Shares”	means an ordinary share of a nominal or par value of US$0.00002 each in the capital of the Company, including the Class A Ordinary Shares and the Class B Ordinary Shares;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“Present”	shall means, in respect of any Person, such Person’s presence at a general meeting of members, which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorised representative (or, in the case of any member, a proxy which has been validly appointed by such member in accordance with these Articles), being:

(a) physically present at the meeting; or

(b)   in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities;

“recognised clearing house”	shall have the meaning ascribed thereto in Part I of Schedule 1 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any amendments thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Register”	means the register of Members of the Company maintained in accordance with the Companies Act;

“Registered Office”	means the registered office of the Company as required by the Companies Act;

“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;

“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”	means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

“Shareholder” or “Member”	means a Person who is registered as the holder of Shares in the Register;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;

“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;

“Special Resolution”	means a special resolution of the Company passed in accordance with the Law, being a resolution:

(a)   passed by a majority of not less than two-thirds of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given, and in computing a majority where a poll is taken, regard shall be had to the number of votes to which each Shareholder is entitled; or

(b)   approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“the Founder”	Mr. Richard Qiangdong Liu;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act;

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction;

“Virtual Meeting”	shall mean any general meeting of the members at which the members (and any other permitted participants of such meeting, including, without limitation, the Chairman of such meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities; and

“year”	means calendar year.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re- enactment thereof for the time being in force;

(f)

reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)

reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another;

(h)	any requirements as to delivery under the Articles include delivery in the form of an electronic record (as defined in the Electronic Transactions Act) or an electronic communication;

(i)

any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act; and

(j)	Sections 8 and 19 of the Electronic Transactions Act shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.

The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.

The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.

The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office. Any register held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Board may impose) be open for inspection by a Shareholder without charge, provided that the Company may be permitted to close the register in terms equivalent to section 632 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) (as in force from time to time).

SHARES

8.	Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may:

(a)	issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

(b)	grant options with respect to such Shares and issue warrants or similar instruments with respect thereto;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. For the avoidance of double, the Directors may in their absolute discretion and without approval of the existing Members, issue shares, grant rights over existing shares or issue other securities in one or more series as they deem necessary and appropriate and determine designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the shares held by existing Members, at such times and on such other terms as they think proper. The Company shall not issue Shares to bearer.

9.

The Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by a Special Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. With respect to any series of preference shares, the Directors may determine the terms and rights of that series, including:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)

the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of preferred shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)

the amount or amounts payable upon preferred shares of such series upon, and the rights of the holders of such series in, a voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Company;

(f)

whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)

whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)

the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)

the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof.

10.

The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

12.

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. ~~Each~~Except for where they are required by the Hong Kong Listing Rules to abstain from voting to approve the matter under consideration, each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to twenty (20) votes on all matters subject to vote at general meetings of the Company.

13.

Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares.

14.

Any number of Class B Ordinary Shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A Ordinary Shares upon the occurrence of any of the following:

(a)

any direct or indirect sale, transfer, assignment or disposition of such number of Class B Ordinary Shares by the holder thereof or an Affiliate or such holder or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person or entity that is not an Affiliate of such holder;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares; or

(b)

the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person or entity that is not an Affiliate of such holder;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on the issued and outstanding voting securities or the assets of a holder of Class B Ordinary Shares that is an entity to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (b) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related issued and outstanding voting securities or the assets;

(c)	the Founder ceasing to be a director and the chief executive officer of the Company;

(d)	the Founder ceasing to be the ultimate beneficial owner of any outstanding Class B Ordinary Shares;

(e)	the Founder ceasing to be the ultimate beneficial owner of Max Smart Limited (“Max Smart”) or any other entity who holds Class B Ordinary Shares; or

(f)

the Founder being permanently unable to attend board meetings and manage the business affairs of the Company as a result of incapacity solely due to his then physical and/ or mental condition (which, for avoidance of doubt, does not include any confinement against his will).

15.

Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class B Ordinary Share as a Class A Ordinary Share.

16.	Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

17.

Save and except for voting rights and conversion rights as set out in Articles 12 to 16 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

SPECIAL SHAREHOLDER APPROVAL REQUIREMENTS

18.

In addition to a Special Resolution (in the case of amendments to the Memorandum or these Articles) or an Ordinary Resolution (in any other case), and in addition to the applicable consent or approval requirements set forth under Section 19, Dual-Class Approval is required for the following matters:

(a)

So long as the total issued and outstanding Class B Ordinary Shares constitute a majority of the aggregate voting power of the Company, any amendment of the rights attached to the Class B Ordinary Shares;

(b)

So long as the total issued and outstanding Class B Ordinary Shares constitute a majority of the aggregate voting power of the Company and shareholders of the Company immediately prior to the completion of the Company’s initial public offering (exclusive of the Management Shareholders) hold a majority of the total issued and outstanding Class A Ordinary Shares,

(i)	any amendment to the Memorandum or these Articles or to the memorandum or articles of association of any successor to the Company, or any subsequent amendment thereto or restatement thereof; and

(ii)

any transaction between the Founder, any of his immediate family members or any entity that is an Affiliate of the Founder or any of his immediate family members, on the one hand, and the Company or any of the Company’s subsidiaries or consolidated affiliated entities on the other hand, except that none of the following transactions requires Dual-Class Approval:

(A)

the Company’s grant of share incentive awards to the Founder to the extent he is eligible to receive any such awards as determined by the Board or the compensation committee of the Board, subject to a cap not exceeding 20.33% of the total number of Ordinary Shares reserved for issuance under the 2013 Share Incentive Plan adopted by the Company on December 20, 2013 (excluding (i) the Ordinary Shares that had already been reserved with and registered under the name of Fortune Rising Holdings Limited under the Company’s original share incentive plans, which were superseded and replaced by the 2013 Share Incentive Plan on December 20, 2013, and (ii) the Ordinary Shares issued to the Founder and/or his Affiliates upon obtain necessary board and shareholder approval on or about March 10, 2014);

(B)

the Company’s payment of cash compensation to the Founder, as long as the amount of annual cash compensation does not increase by more than 30% over the amount of annual cash compensation to the Founder for the immediate preceding year and the increase is approved by the Board or the compensation committee of the Board;

(C)

modification of the Company’s corporate structure involving the Founder’s position or status at any of the Company’s subsidiaries or consolidated affiliates due to requirements under applicable laws, regulations or government orders; and

(D)

existing transactions with the Founder in his capacity as a nominee holder of equity interests of the Company’s consolidated affiliated entities, as long as such transactions have received Board and requisite shareholder approvals before the date of effectiveness of these Articles.

Where any Special Resolution is required to approve an amendment to the Memorandum or these Articles in circumstances where this Article 18 applies, and such matter has not received Dual-Class Approval as required by this Article 18, the Members who vote against the resolution shall (notwithstanding any other provision of these Articles, including Article 12) have such number of votes as is equal to (i) the votes of all Members who vote for the resolution, plus (ii) one.

MODIFICATION OF RIGHTS

19.

Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be materially adversely varied with the consent in writing of the holders of a majority of the issued Shares of that Class or with the sanction of a Special Resolution passed at a separate meeting of the holders of the Shares of that Class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons at least holding or representing by proxy one-third of in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not ~~present~~Present, those Shareholders who are ~~present~~Present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

20.

The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company. The rights of the holders of Shares shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

CERTIFICATES

21.

Every Person whose name is entered as a Member in the Register may, in the discretion of the Directors, receive without payment a certificate within two months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the Share or Shares held by that Person and the amount paid up thereon, provided that in respect of a Share or Shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register.

22.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

23.

Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of US$1.00 or such smaller sum as the Directors shall determine.

24.

If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

25.	In the event that Shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

26.

The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

27.

The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it.

28.

The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

29.

For giving effect to any such sale the Directors may authorise a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

30.

The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

31.

Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares.

32.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

33.

If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

34.

The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

35.

The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

36.

The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

FORFEITURE OF SHARES

37.

If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

38.

The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

39.

If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

40.

A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

41.

A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

42.

A certificate in writing under the hand of a Director of the Company that a Share has been duly forfeited on a date stated in the certificate, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

43.

The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

44.

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

45.

The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

46. (a)	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

(b)	The Directors may also decline to register any transfer of any Share unless:

(i)

the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one Class of Shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; or

(v)	the Shares transferred are free of any lien in favour of the Company; or

(vi)

a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

47.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register of Members closed for more than 30 days in any year.

48.

All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three months after the date on which the transfer was lodged with the Company send to each of the transferor and the transferee notice of the refusal.

TRANSMISSION OF SHARES

49.

The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognised by the Company as having any title to the Share.

50.

Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

51.

A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

REGISTRATION OF EMPOWERING INSTRUMENTS

52.

The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

53.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

54.	The Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(b)	convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination;

(c)

subdivide its existing Shares, or any of them into Shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)

cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

55.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

56.	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)

issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Members by Special Resolution;

(b)

purchase its own Shares (including any redeemable Shares) in such manner and upon such terms as have been approved by the Board or by the Members by Ordinary Resolution, or are otherwise authorized by these Articles; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

57.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

58.

The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

59.	The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

60.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

61.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

GENERAL MEETINGS

62.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

63. (a)

The Company shall, for as long as the Shares remain listed on The Stock Exchange of Hong Kong Limited, in each financial year hold a general meeting as its annual general meeting, to be held within six (6) months (or such other period as may be permitted by the Listing Rules or The Stock Exchange of Hong Kong Limited) after the end of the Company’s financial year and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.

(b)	At these meetings the report of the Directors (if any) shall be presented.

64. (a)

The Directors (acting by a resolution of the Board) or the Chairman may call general meetings. In addition, the Directors shall, on a Shareholders’ requisition, forthwith proceed to convene an extraordinary general meeting of the Company.

(b)

A Shareholders’ requisition is a requisition of one or more Members holding, at the date of deposit of the requisition, Shares which represent, in aggregate, (i) not less than 10%, on a one vote per share basis, for as long as the Shares remain listed on The Stock Exchange of Hong Kong Limited, or (ii) otherwise not less than one-third, of the votes attaching to all issued and outstanding Shares which, as at that date of the deposit, carry the right to vote at general meetings of the Company.

(c)

The requisition must state the objects of the meeting, particulars of the resolutions to be included in the meeting agenda and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)

If the Directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said 21 days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

65.

(i) ~~At~~An annual general meeting shall be called by not less than 21 days’ notice in writing and at least 14 days’ notice in writing shall be given for any other general meeting (including any extraordinary general meeting), for as long as the Shares remain listed on The Stock Exchange of Hong Kong Limited, or (ii) otherwise at least 7 days’ notice, shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)

in the case of an extraordinary general meeting by a majority in number of the Shareholders (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than ninety five per cent in par value of the Shares giving that right.

The notice of any general meeting at which Communication Facilities will be utilised (including any Virtual Meeting) must disclose the Communication Facilities that will be utilised, including the procedures to be followed by any member or other participant of the general meeting who wishes to utilise such Communication Facilities for the purpose of attending, participating and voting at such meeting.

66.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

67.

No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Members is ~~present~~Present at the time when the meeting proceeds to business. One or more Members holding shares which represent, in aggregate, (i) not less than 10% of the votes attaching to all issued and outstanding Shares, for as long as the shares remain listed on the Hong Kong Stock Exchange, or (ii) otherwise not less than one-third of the votes attaching to all issued and outstanding Shares and entitled to vote~~, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative~~ Present, shall be a quorum for all purposes.

68.	If within half an hour from the time appointed for the meeting a quorum is not ~~present~~Present, the meeting shall be dissolved.

69.

~~If the~~The Directors ~~wish to~~may make ~~this facility~~Communication Facilities available for a specific general meeting or all general meetings of the Company~~, participation in~~ so that members and other participants may attend and participate at such general meetings by means of such Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting ~~of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.~~may be held as a Virtual Meeting.

70.

The chairman, if any, of the Directors shall preside as chairman at every general meeting of the Company. If there is no such chairman, or if at any general meeting he is not ~~present~~Present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or Person nominated by the Directors shall preside as chairman of that meeting, failing which the Shareholders ~~present in person or by proxy~~Present shall choose any Person ~~present~~Present to be chairman of that meeting.

~~71.~~

71.	The chairman of any general meeting shall be entitled to attend and participate at such general meeting by means of Communication Facilities, and to act as the chairman, in which event:

(a)	the chairman shall be deemed to be Present at the meeting; and

(b)

if the Communication Facilities are interrupted or fail for any reason to enable the chairman to hear and be heard by all other Persons attending and participating at the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that (i) if no other Director is Present at the meeting, or (ii) if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board.

72.

The chairman may with the consent of any general meeting at which a quorum is ~~present~~Present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

73.

The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

74.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or any Shareholder holding at least ten percent of the Shares given a right to vote at the meeting, ~~present in person or by proxy~~Present, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

75.	If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

76.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

77.

A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS

78.

Subject to Article 12, and to any rights and restrictions for the time being attached to any Share, (a) every Shareholder Present shall, at a general meeting of the Company, have the right to speak; and (b) on a show of hands every Shareholder ~~present in person and every Person representing a Shareholder by proxy~~Present shall, at a general meeting of the Company, each have one vote, and (c) on a poll every Shareholder ~~and every Person representing a Shareholder by proxy~~Present at the meeting shall have one vote for each Share of which he or the Person represented by proxy is the holder.

79.

In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

80.

A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by him, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

81.

No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid. Where any Shareholder is, under the Hong Kong Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted.

82.

On a poll votes may be given either personally or by proxy. Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him.

83.

The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

84.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

85.

The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)

in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)

where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the registered office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The Chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

86.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

87.

A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

88.

Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director. Where a corporation is so represented, it shall be treated as being Present at any meeting.

DEPOSITARY AND CLEARING HOUSES

89.

If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders of the Company provided that, if more than one Person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation, including the right to speak and the right to vote individually on a show of hands.

DIRECTORS

90. (a)

Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three (3), and there shall be no maximum number of Directors. For so long as Shares or ADSs are listed on the Designated Stock Exchange, the Directors shall include such number of Independent Directors as applicable law, rules or regulations or the Designated Stock Exchange Rules require, unless the Board resolves to follow any available exceptions or exemptions.

(b)

Each Director shall hold office until the expiration of his term as provided in the written agreement relating to the Director’s term, if any, and until his successor shall have been elected or appointed.

(c)

The Board of Directors shall have a Chairman elected and appointed by a majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not ~~present~~Present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairman of the meeting.

(d)	The Company may by Ordinary Resolution appoint any person to be a Director either to fill a casual vacancy or as an addition to the existing Board.

(e)

The Board, by the affirmative vote of a simple majority of the remaining Directors ~~present~~Present and voting at a Board meeting, which shall include the affirmative vote of the Founder as long as the Founder is a Director, may at any time and from time to time appoint any person to be a Director to fill a casual vacancy arising from the resignation of a former Director or as an addition to the existing Board, subject to the Company’s compliance with director nomination procedures required under the Designated Stock Exchange Rules as long as Shares or ADSs are listed on the Designated Stock Exchange, unless the Board resolves to follow any available exceptions or exemptions.

91.

A Director may be removed from office by Ordinary Resolution, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence or the increase of the size of the Board may be filled by the election or appointment by Ordinary Resolution.

92.

The Board may, from time to time, and except as required by applicable law or the listing rules of the Designated Stock Exchange, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

93.

A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

94.	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

95.

The Directors shall be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

ALTERNATE DIRECTOR OR PROXY

96.

Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be ~~present~~Present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally ~~present~~Present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director of the Company and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

97.

Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

98.

Subject to the Companies Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

99.

Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of chief executive officer, one or more other executive officers, vice- presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

100.

The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

101.

The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

102.

The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

103.

The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

104.

The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

105.

The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

106.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

107.

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

108.

The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

109.

The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

110.

Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

111.	The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or

(e)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

112.

The Directors may meet together (either within or without the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director ~~present in person~~Present or represented by his ~~proxy or~~ alternate shall be entitled to one vote. In case of an equality of votes the Founder (provided he remains a Director) shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

113.

A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

114.

The quorum necessary for the transaction of the business of the Board shall be a majority of the then existing Directors. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be ~~present~~Present for the purposes of determining whether or not a quorum is ~~present~~Present.

115.

A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

116.

A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum ~~present~~Present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

117.

Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

118.	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors ~~present~~Present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

119.

When the Chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

120.

A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

121.

The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

122.

Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not ~~present~~Present within fifteen minutes after the time appointed for holding the meeting, the committee members ~~present~~Present may choose one of their number to be chairman of the meeting.

123.

A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members ~~present~~Present and in case of an equality of votes the chairman shall have a second or casting vote.

124.

All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

125.

A Director of the Company who is ~~present~~Present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIVIDENDS

126.

Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

127.

Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

128.

The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

129.

Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

130.

The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

131.

Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

132.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

133.	No dividend shall bear interest against the Company.

134.	Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

135.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

136.	The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

137.

The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

138.

The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

139.	The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

140.

Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

141.

The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

142.

The Directors in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

143.	Subject to the Companies Act, the Directors may, with the authority of an Ordinary Resolution:

(a)

resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)

appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)

make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)

the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

SHARE PREMIUM ACCOUNT

144.

The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

145.

There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

146.

Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or air courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

147.	Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

148.

Any Shareholder ~~present, either personally or by proxy,~~Present at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

149.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five days after the time when the letter containing the same is posted;

(b)

facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

150.

Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

151.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

152.

No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

153.

The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

INDEMNITY

154.

Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

155.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)

for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, wilful default or fraud.

FINANCIAL YEAR

156.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each year and shall begin on January 1st in each year.

NON-RECOGNITION OF TRUSTS

157.

No Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

158.	Subject to the Companies Act, the Company may by Special Resolution resolve that the Company be wound up voluntarily.

159.

~~158.~~ If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

160.

~~159.~~ If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

AMENDMENT OF ARTICLES OF ASSOCIATION

161.

~~160.~~ Subject to the Companies Act and subject to Article 18, the Company may at any time and from time to time by Special Resolution alter or amend the Memorandum or these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

162.

1~~61.~~ For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case 40 days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

163.

~~162.~~ In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within 90 days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

164.

~~163.~~ If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

165.

~~164.~~ The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

166.

~~165.~~ The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.